02019092

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 22821

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 West 200 South, Suite 101
(No. And Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk Ferguson — (801) 364 - 6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jensen & Keddington, P.C.
(Name -- *if individual, state last, first, middle name*)

4511 South 600 East	Salt Lake City	Utah	84107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

NOTARY PUBLIC
DON YOU[illegible]ERG
80 W. Broadway
Salt Lake City, UT 84101
My Commission Expires: 1-25-05
State of Utah

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2001

Together With Independent Auditor's Report

ACAP FINANCIAL INC.
TABLE OF CONTENTS
December 31, 2001

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

January 17, 2002

Telephone (801) 262-4554
Fax (801) 265-9405

BDO SEIDMAN ALLIANCE

4511 South 600 East
Salt Lake, City Utah 84107

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash		$ 83,083
Deposit with clearing organization - net		129,704
Receivables:		
Registered sales representatives	$ 4,228	
Commissions	49,017	
Employees	1,250	
		54,495
Securities owned at market value		83,003
Deposits		3,965
Furniture and equipment, at cost, less accumulated depreciation of $86,305		22,486
Other assets		3,300
TOTAL ASSETS		$ 380,036

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at market value	$ 7,761
Accounts payable and accrued liabilities	9,697
Salaries and commissions payable	26,541
Total Liabilities	43,999
STOCKHOLDER'S EQUITY:	
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding	500
Additional paid-in capital	335,932
Retained earnings	(395)
Total Stockholder's Equity	336,037
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 380,036

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2001

REVENUES:	
Commissions	$ 629,491
Net gains on trading accounts	198,642
Ticket charges	208,506
Interest income	336
Total Revenues	1,036,975
EXPENSES:	
Salaries	125,107
Commissions	511,031
Payroll taxes	9,659
Rent	67,752
Communications	159,783
Clearing	242,826
Professional services	12,320
Insurance	11,322
Depreciation	15,720
Regulatory fees	11,184
Travel and entertainment	10,703
Other	34,514
Total Expenses	1,211,921
NET (LOSS)	$ (174,946)

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2000	$ 500	$ 172,932	$ 174,551	$ 347,983
Net loss			(174,946)	(174,946)
Contribution of capital		163,000		163,000
Balance, December 31, 2001	$ 500	$ 335,932	$ (395)	$ 336,037

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (174,946)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	15,720
(Increase) decrease in assets:	
Deposit with clearing organization - net	44,392
Receivables	(44,606)
Trading securities - at market value	41,856
Increase (decrease) in liabilities:	
Cash overdraft	17,823
Securities sold, not yet purchased - at market value	3,992
Accounts payable and accrued liabilities	(31,752)
Salaries and commissions payable	(486)
Net Cash From Operating Activities	(128,007)
CASH FLOWS FROM FINANCING ACTIVITY:	
Cash contribution by owner	163,000
Net Cash From Financing Activity	163,000
NET DECREASE IN CASH	34,993
CASH, December 31, 2000	65,914
CASH, December 31, 2001	$ 100,907

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah and Palatine, Illinois. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

Securities Owned

Marketable securities in the Company's trading account are valued at market value. The resulting difference between cost and market (or fair value) is included in net gains on trading accounts.

Revenue Recognition

Securities transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangement described above are netted into a single account called Deposit with Clearing Organization. Included in this account are the following:

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS (Continued)

Receivable from clearing organization for ticket charges, and trading account profits	$ 50,377
Deposit with the clearing organization	101,665
Payable to clearing organization for trade charges, Reg T extensions, transfer fees, trade cancellations, and trade corrections	(22,338)
	$ 129,704

In addition to the deposit owed from the broker-dealer, commissions receivable in the amount of $25,729 were due at December 31, 2001.

NOTE 3 OPERATING LEASES

The Company has entered into two agreements for the leasing of office space. Future minimum lease payments under the agreements are as follows:

Year	Amount
2002	$ 47,977
2003	8,925
	$ 56,902

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2001, the Company had net capital of $286,808 which was $185,808 in excess of its required net capital of $101,000. The Company's net capital ratio was .13 to 1.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market value of the related securities and could incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 6 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2001 is available for examination at the main office of the Company in Salt Lake City, Utah, and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

ACAP FINANCIAL, INC.
COMPUTATION OF NET CAPITAL
December 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition		$ 336,037
Deduct ownership equity not allowable for net capital		–
Total ownership equity qualified for net capital		336,037
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition	$ 35,229	
Total deductions and/or charges		35,229
Net capital before haircuts on securities positions		300,808
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		
Trading and investment securities - stocks and warrants	14,000	
Total haircuts on securities		14,000
Net Capital		$ 286,808

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,415
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	101,000
Net capital requirement (Greater of the above)	101,000
Excess net capital	$ 185,808
Excess net capital at 1000%	$ 283,184

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 36,237
Adjustment to aggregate indebtedness	–
Total aggregate indebtedness	$ 36,237
Ratio of aggregate indebtedness to net capital	.13 to 1

ACAP FINANCIAL INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
December 31, 2001

Net capital as reported in Company's FOCUS report, December 31, 2001	$	266,520
Audit adjustments affecting net loss		20,288
Net capital per audit, December 31, 2001	$	286,808

ACAP FINANCIAL INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2001

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing firm SEC #:	8-31464
Clearing firm name:	Alpine Securities Corporation
Produce Code:	Equities

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone (801) 262-4554
Fax (801) 265-9405

BDO SEIDMAN ALLIANCE

4511 South 600 East
Salt Lake, City Utah 84107

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

January 17, 2002